United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 2, 2003

UTi Worldwide Inc.

(Translation of registrant’s name into English)

9 Columbus Centre, Pelican Drive	c/o UTi, Services, Inc.
Road Town, Tortola	19443 Laurel Park Road, Suite 111
British Virgin Islands	Rancho Dominguez, CA 90220 USA
(Addresses of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

REPORT OF FOREIGN PRIVATE ISSUER April 2, 2003
EXHIBIT LIST
SIGNATURE
EXHIBIT 99.1
EXHIBIT 99.2

REPORT OF FOREIGN PRIVATE ISSUER
April 2, 2003

UTi Worldwide Inc. Reports Fiscal 2003 Fourth Quarter and Year-End Results

UTi Worldwide Inc., a British Virgin Islands corporation (“UTi” or the “Company”), issued a news release dated April 2, 2003 (the “Earnings News Release”) announcing its results for the three- and twelve-month periods ended January 31, 2003. The Earnings News Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

UTi Worldwide Declares Annual Dividend of $0.095 per Share

The Company issued a news release dated April 2, 2003 (the “Dividend News Release”) announcing that, on April 2, 2003, the Board of Directors declared a regular annual cash dividend of $0.095 per ordinary share. The dividend is payable on May 20, 2003 to shareholders of record as of April 30, 2003. The Dividend News Release is attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Safe Harbor Statement

Certain statements in the Earnings News Release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the Company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the Company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT LIST

Exhibit	Description

99.1	Earnings News Release dated April 2, 2003
99.2	Dividend News Release dated April 2, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTi WORLDWIDE INC.

Date:	April 2, 2003	By:	/s/ Lawrence R. Samuels

Lawrence R. Samuels
Senior Vice President-Finance and
Chief Financial Officer